Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 13, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
07/09/2021	7,980	186.2988	1,486,664.42	5,770	219.6808	1,267,558.22	1,068,767.47	13,750	185.8496	2,555,431.89
08/09/2021	7,181	185.2991	1,330,632.84	4,702	219.6865	1,032,965.92	873,396.40	11,883	185.4775	2,204,029.24
09/09/2021	32	185.9500	5,950.40	6,900	220.4676	1,521,226.44	1,285,036.70	6,932	186.2359	1,290,987.10
10/09/2021	8,955	187.3970	1,678,140.14	3,600	220.2948	793,061.28	669,758.70	12,555	187.0091	2,347,898.84
Total	24,148	186.4083	4,501,387.80	20,972	220.0463	4,614,811.86	3,896,959.27	45,120	186.1336	8,398,347.07

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till September 10, 2021, the total invested consideration has been:
•Euro 106,989,378.86 for No. 620,395 common shares purchased on the MTA
•USD 30,037,423.69 (Euro 25,187,600.49*) for No. 143,295 common shares purchased on the NYSE

As of September 10, 2021, the Company held in treasury No. 9,676,201 common shares equal to 3.76% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until September 10, 2021, the Company has purchased a total of 4,490,875 own common shares on MTA and NYSE for a total consideration of Euro 635,599,212.52.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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